SKADDEN, ARPS, SLATE, MEAGHER & FLOM

PARTNERS

CHRISTOPHER W. BETTS

WILL H. CAI ^

GEOFFREY CHAN *

CHI T. STEVE KWOK *

EDWARD H.P. LAM ◆*

HAIPING LI *

RORY MCALPINE ◆

CLIVE W. ROUGH ◆

JONATHAN B. STONE *

^ (ALSO ADMITTED IN CALIFORNIA)

◆ (ALSO ADMITTED IN ENGLAND & WALES)

* (ALSO ADMITTED IN NEW YORK)

REGISTERED FOREIGN LAWYERS

ANDREW L. FOSTER (NEW YORK)

Z. JULIE GAO (CALIFORNIA)

BRADLEY A. KLEIN (ILLINOIS)

世達國際律師事務所 42/F, EDINBURGH TOWER, THE LANDMARK 15 QUEEN’S ROAD CENTRAL, HONG KONG ——— TEL: (852) 3740-4700 FAX: (852) 3740-4727 www.skadden.com

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May 1, 2018

VIA EDGAR

Ms. Barbara C. Jacobs

Ms. Folake Ayoola

Mr. Craig Wilson

Ms. Melissa Walsh

Division of Corporation Finance

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:	HUYA, Inc. (CIK No. 0001728190)
Registration Statement on Form F-1 (File No. 333-224202)
Responses to the Staff’s Comments Letter Dated April 24, 2018

Dear Ms. Jacobs, Ms. Ayoola, Mr. Wilson and Ms. Walsh:

On behalf of our client, HUYA, Inc., a foreign private issuer organized under the laws of the Cayman Islands (the “Company”), we are filing herewith the Company’s Amended No. 1 to the Registration Statement on Form F-1 (the “Registration Statement”) and certain exhibits via EDGAR with the Securities and Exchange Commission (the “Commission”).

Securities and Exchange Commission

May 1, 2018

To facilitate your review, we have separately delivered to you today five courtesy copies of the Registration Statement, marked to show changes to the registration statement filed with the Commission on April 9, 2018.

Concurrently with the filing of the Registration Statement, the Company is hereby setting forth the Company’s responses to the comments contained in the letter from the staff of the Commission (the “Staff”) dated April 24, 2018. The Staff’s comments are repeated below in bold and are followed by the Company’s responses. We have included page references in the Registration Statement where the language addressing a particular comment appears. Capitalized terms used but not otherwise defined herein have the meanings set forth in the Registration Statement.

The Company will commence the marketing activities in connection with the offering shortly after the date hereof. The Company plans to request that the Staff declare the effectiveness of the Registration Statement on or about May 10, 2018, and will file the joint acceleration requests in time before the requested effective time. The Company would greatly appreciate the Staff’s continuing assistance and support in meeting its timetable.

Prospectus Summary

Corporate History and Structure, page 4

1.	We refer to the corporate structure chart on page 6. Please revise, for example, by footnote, to clarify your reference to “without giving effect to voting power changes.” In this regard, we note that, pursuant to your amended and restated shareholders’ agreement, Tencent has a right, exercisable between March 8, 2020 and March 8, 2021, to purchase additional shares at the then fair market price to reach 50.1% of the voting power in the company.

In response to the Staff’s comments, the Company has revised the disclosure on page 6 of the Registration Statement.

We rely on contractual arrangements with our PRC variable internet entity..., page 37

2.	We note that the VIE agreements contain provisions for the resolution of disputes through arbitration pursuant to the PRC laws. Please expand your disclosure to discuss the impact, if any, of these provisions on shareholder’s rights to pursue claims under the United States federal securities laws.

The Company respectfully advises the Staff that it has included the disclosure on page 36 of the Registration Statement to clarify that disputes arising from the VIE agreements will be resolved through arbitration in China. The arbitration provisions relate to the claims arising out of the contractual relationship created by the VIE agreements, rather than claims under the United States federal securities laws and do not prevent shareholders of the Company from pursuing claims under the United States federal securities laws.

Securities and Exchange Commission

May 1, 2018

Management, page 155

3.	Please file the consents of director nominees, Hongqiang Zhao and Xiaopeng He. Refer to Rule 438 of Regulation C under the Securities Act.

The Staff’s comments are well noted. The Company has filed the consent letters of Hongqiang Zhao and Xiaopeng He as exhibits 23.4 and 23.5, respectively.

Description of American Depositary Shares, page 179

4.	We note from your risk factor disclosure on page 58 that the deposit agreement contains a provision that permits the depositary to elect to resolve any dispute under the deposit agreement through arbitration. Please expand the description of the ADSs to clarify whether, and if so how, this provision affects the rights of your ADS holders to pursue claims under United States federal securities laws.

The Company respectfully advises the Staff that the Company has updated the description of American Depositary Shares based on the deposit agreement it will enter into with the depositary bank and the Company has included the disclosure to clarify that the provisions regarding arbitration only relate to claims arising out of or in connection with the contractual relationship created by the deposit agreement on page 179 of the Registration Statement.

Notes to the Consolidated Financial Statements

Note 23. Subsequent events, page F-53

5.	Please further clarify your disclosure in response to prior comment 12. Specifically, please disclose the terms upon transfer of High Vote Shares after an IPO, as noted from your disclosure on page 166. In this regard, you indicate that prior to the consummation of a qualified IPO High Vote Shares will convert into Low Vote Shares in the event of any direct or indirect sales or transfer of any High Vote Shares to a party other than any of holders of High Vote Shares. In addition, please disclose the financial effects, including the vesting terms, of the restricted share units granted to certain employees in March 2018. Refer to ASC 855-10-50-2.

Securities and Exchange Commission

May 1, 2018

In response to the Staff’s comment, the Company has accordingly updated the terms upon transfer of High Vote Shares after completion of a qualified IPO in Note 23 a) in pages F-51 and F-52 of the Registration Statement and supplemented the disclosure of the financial effects of the share awards granted subsequently in Note 23 f) and g) in pages F-52 and F-53 of the Registration Statement.

Securities and Exchange Commission

May 1, 2018

*    *     *

If you have any questions regarding the Amendment No. 1, please contact the undersigned by phone at +852-3740-4863 or via e-mail at julie.gao@skadden.com or Alex Chan, the audit engagement partner at PricewaterhouseCoopers Zhong Tian LLP, by telephone at +86-20-3819-2385 or via email at alex.p.chan@cn.pwc.com. PricewaterhouseCoopers Zhong Tian LLP is the independent registered public accounting firm of the Company.

Very truly yours,

/s/ Z. Julie Gao

Z. Julie Gao

Enclosures

cc:	Rongjie Dong, Chief Executive Officer and Director, HUYA Inc.
Henry Dachuan Sha, Chief Financial Officer, HUYA Inc.
Haiping Li, Esq., Partner, Skadden, Arps, Slate, Meagher & Flom LLP
David Zhang, Esq., Partner, Kirkland & Ellis International LLP
Steve Lin, Esq., Partner, Kirkland & Ellis International LLP